Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Income (Loss):
Income (Loss) before income taxes	$290	$(257)	$235	$(2,197)
Add: Total fixed charges (per below)	482	391	1,329	1,197
Less: Interest capitalized	10	13	35	36
Total earnings (loss) before income taxes	$762	$121	$1,529	$(1,036)
Fixed charges:
Interest	$188	$154	$516	$483
Portion of rental expense representative of the interest factor	260	222	768	668
Amortization of debt expense	34	15	45	46
Total fixed charges	$482	$391	$1,329	$1,197
Ratio of earnings to fixed charges	1.58	—	1.17	—
Coverage deficiency	$—	$270	$—	$2,233